Exhibit 2.1

Press Holdings International Limited

Sunday 18 January, 2004

Press Release

Press Holdings International Limited agrees to acquire Hollinger Inc.

        The board of Press Holdings International Limited (PHIL) owned by Sir David and Sir Frederick Barclay announces today that it will launch a takeover bid to acquire Hollinger Inc. of Canada, the controlling stockholder of the United States corporation, Hollinger International Inc., owner of The Daily Telegraph, The Sunday Telegraph, The Chicago Sun-Times and The Jerusalem Post and various other local titles. PHIL has signed an agreement with Ravelston Corporation Limited to purchase its controlling interest in Hollinger Inc under the takeover bid.

        Pursuant to the agreement with Ravelston, PHIL's wholly owned Canadian subsidiary Press Acquisition Inc. will make the offer to purchase all of the issued and outstanding retractable common and preference shares of Hollinger Inc. for cash consideration of Canadian $8.44 per Common Share, Canadian $9.53 per Series II Preference Share and Canadian $10.00 per Series III Preference Share. The closing market prices of Hollinger Inc. shares on Friday 16 January 2004 was Canadian $3.90 per Common Share, Canadian $6.40 per Series II Preference Share and Canadian $7.98 per Series III Preference Share. These per share amounts place a value of Canadian $605.5m on Hollinger Inc. after inclusion of the principal amount of outstanding debt of Hollinger Inc. of Canadian $181.7m.

        Upon completion of the takeover bid and (if necessary) second-step acquisition of any shares not tendered, Hollinger Inc. will become a privately owned company. Press Acquisition will circulate the offer to Hollinger Inc. shareholders within ten days. The offer will be open for at least 35 days from that date unless withdrawn or extended.

        Completion of the offer for the common shares will be conditional upon all of the shares of Hollinger Inc. owned or controlled by Ravelston being tendered. Other customary conditions will apply, including accuracy of the representations and warranties and compliance with the covenants of Ravelston in its agreement with PHIL and receipt of all necessary regulatory approvals. Completion of the offer for the Series II Preference Shares and the Series III Preference Shares will be conditional only upon completion of the offer for the common shares in accordance with its terms.

        Press Holdings Limited, the sister company to PHIL and also controlled by Sir David and Sir Frederick Barclay, owns a group of newspapers in the UK including The Scotsman, Scotland on Sunday and The Business. The privately owned businesses, owned by Sir David and Sir Frederick Barclay, have annual gross revenues of around US$7bn and include The Ritz Hotel, London, Littlewoods Stores and the mail order catalogue businesses Littlewoods and Shop Direct. They also have operations in Japan, Sweden and Ireland.

        Welcoming today's news, Sir David Barclay said:

        "I am delighted that we have been able to enter into this agreement and I have no doubt that the financial strength and direction that we can bring will allow the group to flourish. To that end we have sent a letter to the Hollinger International Inc. Board offering to meet with them and a copy of the letter is attached".

Contact:

BRUNSWICK

UK Enquires

Nick Claydon

James Hogan

Sunday 18th January	+44 20 7396 3559
Thereafter	s+44 20 7396 3559
+44 20 7404 5959
US Enquiries
Tim Payne
Lekha Rao
+1 212 333 3810

Press Holdings International Limited
BY FAX AND OVERNIGHT MAIL	Le Montaigne
7 Avenue de Grande Bretagne 98000 Monaco (Correspondence address) Tel: + xxx-xx-xx-xx-xx Fax: + xxx-xx-xx-xx-xx

January 18, 2004

Board of Directors
Hollinger International Inc
401 North Wabash Avenue
Suite 740
Chicago
Illinois 60611

Dear Sirs:

We wish to take this opportunity to inform the Board of Directors (the "Board") of Hollinger International Inc ("Hollinger International") that Press Holdings International Limited ("PHI") has signed an agreement today with The Ravelston Corporation Limited and The Lord Black of Crossharbour, which provides for PHI to make a tender offer for all outstanding common and preferred shares of Hollinger Inc. The tender offer will be fully financed at the time of commencement. Upon completion of the tender offer and second-step acquisition of any shares not tendered, Hollinger Inc will become a privately-owned company.

We are convinced that PHI's acquisition of Hollinger Inc is in the best interests of Hollinger International and its stockholders. We would like to meet with the Board at the earliest possible time, to discuss in detail the benefits to Hollinger International and its stockholders that we believe would result from the transaction and the role we envision for the Board in the process. Aidan Barclay is prepared to meet with you in person, or, if you prefer, to speak by telephone.

Press Holdings International Limited

PHI is the sister company of Press Holdings Limited, itself the holding company for a media group which owns and operates the following newspapers in the UK: The Scotsman Publications, which includes "The Scotsman", "Edinburgh Evenings News", "Scotland on Sunday" and, separately, "The Business" newspaper which is printed and sold throughout the UK and Europe.

Registered office:    22 Grenville Street, St Helier, Jersey, Channel Islands

Hollinger International Inc Board of Directors January 18, 2004	Page 2/4

PHI and Press Holdings Limited are both ultimately controlled by Sir David and Sir Frederick Barclay. Aidan Barclay is the Chairman and Chief Executive of Press Holdings Limited.

Privately-owned business activities of Sir David and Sir Frederick Barclay include newspapers (detailed above); hotels – The Ritz, London, and the Mirabeau, Monte Carlo as well as UK retail businesses – Littlewoods Stores, Littlewoods mail order catalogues, Index Catalogue shops and Shop Direct mail order catalogues, and business operations in Japan, Sweden and Ireland. These businesses have combined annual gross revenues of over US$7 billion.

Benefits to Hollinger International and its Stockholders

After careful study and consideration, we are confident the acquisition of Hollinger Inc by PHI will provide immediate and long-term benefits to the stockholders of Hollinger International for a variety of reasons, including:

    a)    Lord Black's controlling interest in Hollinger International and his associates' and affiliated companies' relationship with Hollinger International and its subsidiaries have brought (and most likely will continue to bring) significant media controversy to Hollinger International. We believe this continued media controversy is significantly harming the public image and stock price of Hollinger International and undermining its credibility in the financial markets. As part of the acquisition, the negative media attention should cease.

    b)    The purchase of Hollinger Inc by Press Holdings International Limited which is part of a financially strong and well-managed organisation with extensive experience in owning and operating a broad range of industries, including UK newspapers, we believe will have a substantial benefit on the stock price of Hollinger International as it will bring credibility to the company and enable it to renegotiate its financial borrowings on improved terms.

We have carefully considered the potential impact that the acquisition could have on the financial position and liquidity of Hollinger International and its subsidiaries and, in particular, the impact of a change of control on Hollinger International's and its subsidiaries' debt instruments. We are prepared to work constructively with the Board and its senior management to ensure that Hollinger International will continue to have

Registered office:    22 Grenville Street, St Helier, Jersey, Channel Islands

Hollinger International Inc Board of Directors January 18, 2004	Page 3/4

sufficient financing in place after the acquisition to enable Hollinger International to continue to operate and grow its businesses.

Our intentions are well meaning and constructive and we have no wish to interfere with the review that Lazard LLC has been instructed to undertake at the direction of the Board as well as the Special Committee work that is currently being undertaken. We should mention that we have had a longstanding business relationship with Lazards spanning some 20 years.

After completion of the acquisition, we will arrange the payment to Hollinger International of amounts acknowledged by Hollinger Inc to be owed to Hollinger International, subject to confirmation that these amounts are due.

We would be prepared to explore the possibilities, with the approval of the Board, of commercial opportunities that exist to increase shareholder value for all Hollinger International stockholders. In particular these would include substantial synergies between the existing Hollinger publications and ours in the UK.

We have established a level of trust and confidence in our ongoing negotiations with Lord Black to ensure a timely and successful transaction for all parties involved. We believe that our acquisition of Hollinger Inc is the only viable alternative that brings to a positive conclusion the existing relationships among Lord Black and his associates and affiliated companies, on the one hand, and Hollinger Inc and Hollinger International and their respective subsidiaries, on the other hand. In addition, our acquisition of Hollinger Inc removes the uncertainty in the financial markets regarding the financial health and viability of Hollinger International.

It is clear to us that our acquisition of Hollinger Inc is the best way to start the process of improving stockholder value at Hollinger International.

Registered office:    22 Grenville Street, St Helier, Jersey, Channel Islands

Hollinger International Inc Board of Directors January 18, 2004	Page 4/4

We look forward to hearing from you at your earliest convenience, so that we can begin discussing how to realise the benefits of our acquisition of Hollinger Inc for all parties involved.

Yours faithfully
/s/ David Barclay Sir David Barclay On behalf of Press Holdings International Limited

Registered office:    22 Grenville Street, St Helier, Jersey, Channel Islands